UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL LAUNCHES UPGRADED STEELMAKING EQUIPMENT
AT CHELYABINSK METALLURGICAL PLANT

Chelyabinsk, Russia – 12 March 2020 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of the leading Russian mining and metals companies, reports launching two upgraded key facilities at Chelyabinsk Metallurgical Plant (part of Mechel Group) — blast furnace #4 and converter #1. Investment totaled 4.5 billion rubles.

Presidential Plenipotentiary Representative in Russia’s Urals Federal District Nikolai Tsukanov, Chelyabinsk Region’s Governor Alexei Texler, Chairman of Mechel PAO’s Board of Directors Igor Zyuzin and Mechel PAO’s Chief Executive Officer Oleg Korzhov took part in the official ceremony. Mechel PAO’s honored guests and top officials pressed a symbolic button launching the upgraded blast furnace #4 and converter #1. Their upgrade is a large-scale project that is part of the quadripartite ecological agreement signed by Mechel, Russia’s Ministry of Natural Resources and Environment, Federal Supervisory Natural Resources Management Service and Chelyabinsk Region’s government, and are listed among ecological measures of the federal Clean Air program.

“Last year Chelyabinsk Region’s government, Federal Supervisory Natural Resources Management Service, Ministry of Natural Resources and Environment and Mechel signed an ecological agreement. Chelyabinsk Metallurgical Plant’s reconstructed facilities that we saw today were the result of that. The converter’s upgrade will certainly make a positive impact on Chelyabinsk’s ecology, with its waste emissions down by a third while its output is up by 15%. I would like to wish the plant to continue with its development,” Presidential Plenipotentiary Representative in Russia’s Urals Federal District Nikolai Tsukanov noted.

“Today is a great and important event for our region. One of our key producers — Mechel — reconstructed one of its blast furnaces and a converter. The upgrade of these facilities makes the plant more environment friendly and brings down waste emissions. My congratulations with this important event,”  Chelyabinsk Region’s Governor Alexei Texler noted.

Both facilities were practically rebuilt as part of the technical upgrade. It included full dismantling of the blast furnace and all equipment, assembly of a new jacket and cone, replacement of the furnace brickwork and cooling system, installment of a new equipment for loading iron ore and coke, as well as a modern automated operating system — now all of the furnace’s parameters are subject to computer control and are displayed on a monitor. Improving environment friendliness was a particular concern during the revamp, with a new three-step gas cleaning system installed. It is fully leak-proof and prevents combustion gases from escaping into the atmosphere. Blast-furnace gas that is formed during pig iron smelting is then used as fuel. The blast furnace #4’s capacity is 1.1 million tonnes of pig iron a year. Investment in its upgrade totaled 1.5 billion rubles. Mechel now launched the second stage of its upgrade — construction of a suction system for the casthouse, which will completely prevent leaks of any solids from the blast furnace #4 into the atmosphere.

Works at the converter #1 included replacing the converter’s vessel shell, cooling stack and flux handling route for smelting weight increase and steelmaking efficiency. The upgrade also tackled one of its key tasks, providing the converter with a modern three-step gas cleaning system, which enables the plant to minimize emissions of waste produced in the steelmaking process. The converter’s annual capacity is 1.3 million tonnes. Investment in its upgrade totaled 3 billion rubles, with 1.5 billion of those funding ecological measures that will decrease the converter’s waste emissions by more than 30%.

After the converter #1’s upgrade and once the second stage of the blast furnace #4’s technical upgrade is complete, Chelyabinsk Metallurgical Plant’s total waste emissions will go down by 116 tonnes a year.

“We are grateful to Mechel for their trust in our ability to handle such technically complicated works. Our company invested maximum effort to complete the upgrade ahead of schedule. The upgraded facilities will be more efficient, with environment friendliness improved,” Andrey Deineko, Chief Executive Officer of contractor MetProm company, noted.

“Blast furnaces and oxygen converters are key facilities for Chelyabinsk Metallurgical Plant. Three blast furnaces provide the plant with pig iron for further steelmaking handled by converters. Reconstruction of the blast furnace #4 and converter #1 are the most large-scale projects implemented at Mechel Group’s Chelyabinsk production site since 2013. After this upgrade, both facilities will increase their capacity by 15%, which will enable us to increase the load on the next stages of our technological chain — the steelmaking and rolling facilities. At the same time, it is important that the ecological measures we have taken will minimize these facilities’ impact on the environment,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 12, 2020

3